02022099

ATP 3/21/2002

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SEC FILE NUMBER
8-45710

RECD S.E.C. MAR 1 2002 588

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

GE INVESTMENT DISTRIBUTORS, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 Long Ridge Road, Bldg.B
(No. and Street)

Stamford,	CT	06927
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lawrence Devey (203) 585-5137
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name — *if individual, state last, first, middle name*)

757 Third Avenue	New York,	NY	10017
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P MAR 29 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lawrence Devey, swear (or affirm) that, to th best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm c GE INVESTMENT DISTRIBUTORS, INC., as o December 31, 2001, are true and correct. I further swear (or affirm) that neither the compan nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that o a customer, except as follows:

Signature

Manager - Financial Planning & Analys

Title

Notary Public

MAUREEN BOSSONE
NOTARY PUBLIC
MY COMMISSION EXPIRES MAY 31, 2005

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

GE INVESTMENT DISTRIBUTORS, INC.

(An indirect wholly owned subsidiary of General Electric Company)

Statement of Financial Condition

December 31, 2001

(With Independent Auditor's Report Thereon)

KPMG

757 Third Avenue
New York, NY 10017

Independent Auditors' Report

The Board of Directors and Shareholder
GE Investment Distributors, Inc.:

We have audited the accompanying statement of financial condition of GE Investment Distributors, Inc. (an indirect wholly-owned subsidiary of General Electric Company) as of December 31, 2001. This financial statement is the responsibility of GE Investment Distributors, Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of GE Investment Distributors, Inc. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 8, 2002

GE INVESTMENT DISTRIBUTORS, INC.

(An indirect wholly owned subsidiary of General Electric Company)

Statement of Financial Condition

December 31, 2001

Assets		
Cash and cash equivalents	$	9,019,984
Deposit with clearing broker		102,952
Deferred sales commissions		6,226,036
Other assets		67,367
Total assets	$	15,416,339
Liabilities and Shareholder's Equity		
Payable to affiliates	$	3,349,796
Accounts payable and accrued expenses		320,201
Total liabilities		3,669,997
Shareholder's equity:		
Common stock (1,000 shares authorized; $.01 par value per share; 100 shares issued and outstanding)		1
Additional paid-in capital		11,746,341
Total shareholder's equity		11,746,342
Total liabilities and shareholder's equity	$	15,416,339

The accompanying notes are an integral part of this financial statement.

GE INVESTMENT DISTRIBUTORS, INC.

(An Indirect Wholly Owned Subsidiary of General Electric Company)

Notes to Statement of Financial Condition

December 31, 2001

(1) Significant Accounting Policies

Organization

GE Investment Distributors, Inc. (the Company or GEID) was incorporated under the laws of Delaware on February 3, 1993. The Company is a wholly owned subsidiary of GE Financial Assurance Holding, Inc. (GEFA), which is an indirect wholly owned subsidiary of General Electric Company (GE). The Company, a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers, Inc. (NASD), is the distributor for GE Family of Funds including GE Funds, S&S Funds, GE Institutional Funds, GE Lifestyle Funds, Elfun Funds and Centurion Funds, Inc. GEID is also a member of the Securities Investor Protection Corporation.

In March 2001, GEID launched the GE Brokerage™ program and changed its broker/dealer status from that of a "mutual fund distributor" to an "introducing broker dealer". GE Brokerage™ is the program name for securities services offered by GE Investment Distributors, Inc. The program offers investment products and services to individual investors through a combination of on-line, voice response unit and broker-assisted operations. The Brokerage™ program is currently marketed solely to the GE employee and retiree population.

The Company derives a significant portion of its revenues from related parties in performing various brokerage services. The accompanying statement of financial condition might not necessarily be indicative of the Company's financial condition had the company operated on an autonomous basis.

The significant accounting policies followed in preparing the statement of financial condition are presented below. The preparation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the statement of financial condition. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash equivalents are investments with original maturities of ninety days or less that are readily convertible to known amounts of cash. At December 31, 2001, cash equivalents included shares of affiliated and nonaffiliated money market funds, with a fair market value of $4,122,861 and $4,895,726 respectively.

Deferred Sales Commissions

Commissions paid by the Company to participating broker-dealers on sales of Class B shares and Class C shares with contingent deferred sales charges are capitalized as deferred commissions and are amortized on a straight-line basis over a 72 month period for Class B shares and a 12 month period for Class C shares. Such periods are defined as the periods over which the Company is eligible to be reimbursed for the deferred sales commissions payments to originating broker dealers advanced at the time of sale. The recoverability of deferred sales commissions is regularly reviewed by the Company's management, utilizing a cash flow analysis based on anticipated future distribution fee and contingent deferred sales commissions revenues. Contingent deferred sales charges reduce unamortized deferred sales commissions when received.

GE INVESTMENT DISTRIBUTORS, INC.

(An Indirect Wholly Owned Subsidiary of General Electric Company)

Notes to Statement of Financial Condition

December 31, 2001

(2) Transactions with Related Parties

The Company is included in the consolidated income tax return filed by its ultimate parent (GE). Federal and state income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the statement of financial condition, utilizing currently enacted tax laws and rates. Deferred tax expenses and benefits are recognized in the statement of financial condition for the changes in deferred tax liabilities or assets between years and are settled through the payable to affiliates account. The deferred tax liability as of December 31, 2001 was $2,367,295 and is included in payable to affiliates in the statement of financial condition.

In connection with the GE Funds' acquisition of the Investors Trust Funds (the IT Funds) on September 26, 1997, the Company entered into an agreement with GEFA and GNA Distributors, Inc., an affiliate of the Company and distributor of the former IT Funds. The agreement entitles GEID to collect the future revenue stream associated with distribution and shareholder servicing for the shareholder base of the former IT Funds. The agreement also entitles GEID to any contingent deferred sales charges on certain future redemptions by shareholders of the former IT Funds. In connection with this agreement, on March 23, 1998, GNA Distributors, Inc. transferred $10,130,178 of assets representing deferred broker sales commissions. At December 31, 2001, the unamortized balance with respect to these assets was $3,491,952.

(3) Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule, alternative standard, (SEC Rule 15c3-1), which requires the maintenance of the greater of $250,000 net capital or 2% of aggregate debit items. At December 31, 2001, the Company had net capital of $5,301,931 which was $5,051,931 in excess of the SEC minimum required net capital.

(4) Commitments and Contingent Liabilities

Management of the Company is not aware of any legal proceedings or other matters arising out of its activities as a broker-dealer in securities that would result in a material adverse effect on the Company's financial position.

(5) Concentration of Credit Risk

In the normal course of business, the Company's clearing broker makes loans to the Company's customers collateralized by customer securities. The clearing broker extends credit for the customer margin accounts of the Company. In permitting the customers to purchase securities on margin, the Company is exposed to the risk of a market decline that could reduce the value of the collateral held to below the customers' indebtedness before the collateral can be sold, which could result in losses to the Company. The Company seeks to control the risk associated with its customer activities by making credit inquiries when establishing customer relationships and by monitoring customer trading activity. In addition, the clearing broker reviews the credit standing of the counter parties with which the Company conducts business. The Company's exposure to credit risk associated with the nonperformance of counter parties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets and regulatory changes. As of December 31, 2001, customer margin accounts were not considered material to the statement of financial condition.